[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

March 30, 2009

Securities and Exchange Commission

Attn. H.R. Hallock, Jr., Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 2 to RMR Real Estate Income Fund Form N-14 (File No. 333-153201)

Dear Mr. Hallock:

On behalf of RMR Real Estate Income Fund (the “Registrant”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, one electronically signed Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (the “N-14 Registration Statement Amendment”), in connection with the reorganization of each of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund, RMR Preferred Dividend Fund and RMR Dividend Capture Fund with the Registrant.

Pursuant to the filing requirements of Section 8(b) of the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, the Registrant is also filing Amendment No. 2 to its Registration Statement on Form N-2 (the “N-2 Registration Statement Amendment”).  Part A and Part B of the N-2 Registration Statement Amendment are identical to Part A and Part B of this N-14 Registration Statement Amendment for the reasons previously explained to you in our letter dated September 24, 2008.  The Registrant intends to further amend the N-2 Registration Statement Amendment contemporaneously with the filing of any further pre-effective amendments to this N-14 Registration Statement Amendment.

Pursuant to your conversation with my associate, Mr. Kenneth Burdon, on February 5, 2009, the Registrant intends to request acceleration of the effectiveness of the N-14 Registration Statement Amendment the week of April 6, 2009.  We would also like to take this opportunity to note that the N-14 Registration Statement Amendment contains revisions that are responsive to the telephonic comments we received from Mr. Jeff Long on January 13, 2009.

We look forward to continuing to work with you on this matter.  If you have any further questions, please do not hesitate to contact me at 212-735-3406, or Mr. Burdon at 617-573-4836.

Sincerely,

/s/ Michael K. Hoffman, Esq.